Filed Pursuant to Rule 424(b)(3)
Registration No. 333-259484

PROSPECTUS SUPPLEMENT NO. 7

(To Prospectus Dated June 6, 2022)

(Prospectus Supplement No. 1 Dated June 30, 2022)

(Prospectus Supplement No. 2 Dated July 11, 2022)

(Prospectus Supplement No. 3 Dated August 2, 2022)

(Prospectus Supplement No. 4 Dated August 11, 2022)

(Prospectus Supplement No. 5 Dated August 22, 2022)

(Prospectus Supplement No. 6 Dated August 26, 2022)

Up to 13,426,181 Shares of Common Stock

This Prospectus Supplement No.7 (this “Prospectus Supplement”) updates and supplements the prospectus dated June 6, 2022, as supplemented by Prospectus Supplement No. 1 dated June 30, 2022 and as further supplemented by Prospectus Supplement No. 2 dated July 11, 2022; Prospectus Supplement No. 3 dated August 2, 2022; Prospectus Supplement No. 4 dated August 11, 2022; Prospectus Supplement No. 5 dated August 22, 2022, and Prospectus Supplement No. 6 dated August 26, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1, as amended by that Post-Effective Amendment No. 1 on Form S-1 (“Post-Effective Amendment”), which Post-Effective Amendment was declared effective by the Securities and Exchange Commission on June 6, 2022 (Registration No. 333-259484). This Prospectus Supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Report on Form 8-K, filed with the Securities and Exchange Commission on September 30, 2022 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this Prospectus Supplement.

The Prospectus and this Prospectus Supplement relate to the offer and sale from time to time by 3i, LP, a Delaware limited partnership (“3i, LP”), or their permitted transferees that may be identified in the Prospectus by prospectus supplement (the “Selling Stockholders”) of up to 13,426,181 shares of Common Stock consisting of:

●	up to 2,180,497 shares of Common Stock issued upon conversion of 20,000 shares of our Series A Preferred Stock originally issued in a private placement to 3i, LP, based upon an initial conversion price of $9.906 and stated par value of $1,080 (which stated par value includes a one-time dividend equal to an 8% increase in the original stated par value of $1,000). See the section titled “Business - The Private Placement (PIPE Financing);”

●	up to 2,018,958 shares of Common Stock issuable upon exercise of the PIPE Warrant based upon an exercise price of $9.906; and

●	up to 9,226,726 additional shares of Common Stock that may be issuable upon conversion of our Preferred Stock using the Floor Price of $1.9812. See the section titled, “Description of Our Capital Stock — The Series A Preferred Stock.” This amount also includes 505,740 shares allocated to the exercise of the PIPE Warrant to comply with our obligation to register 125% of the number of shares of our Common Stock issuable upon the exercise of the PIPE Warrant. See the section titled, “Description of Our Capital Stock — PIPE Warrant.”

The shares of Common Stock covered by the Prospectus and this Prospectus Supplement were registered pursuant to the terms of a registration rights agreement between us and 3i, LP. We will not receive any proceeds from the sale of shares of Common Stock offered for resale by the Selling Stockholders, although we may receive up to $20 million in gross proceeds if the Selling Stockholders exercise the PIPE Warrant in full.

We are an “emerging growth company” and a “smaller reporting company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The Prospectus, together with this Prospectus Supplement, complies with the requirements that apply to an issuer that is an emerging growth company and a smaller reporting company. We are incorporated in Delaware.

This Prospectus Supplement should be read in conjunction with the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

Our Common Stock is listed on the NASDAQ Global Market under the symbol “ALLR.” On September 30, 2022, the last reported sale price of our Common Stock was $1.10 per share. As of September 30, 2022, we had 10,260,157 shares of Common Stock issued and outstanding.

Since December 2021 pursuant to a series of exercise of conversion by 3i, LP, we issued 2,184,333 shares of Common Stock to 3i, LP upon the conversion of 4,774 shares of Series A Preferred Stock. As of September 30, 2022, we had 15,226 shares of Series A Preferred Stock issued and outstanding.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 13 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this Prospectus Supplement and the Prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated September 30, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 27, 2022

ALLARITY THERAPEUTICS, INC.

(Exact name of registrant as specified in our charter)

Delaware	001-41160	87-2147982
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

210 Broadway, Suite 201 Cambridge, MA	02139
(Address of Principal Executive Offices)	(Zip Code)

(401) 426-4664

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	ALLR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

Second Amendment to License Agreement with Novartis

On September 27, 2022, Allarity Therapeutics Europe Aps (“Allarity Europe”), a wholly-owned subsidiary of Allarity Therapeutics, Inc. (the “Company”), entered into a Second Amendment to License Agreement (the “Second Amendment”) with Novartis Pharma AG, a company organized under the laws of Switzerland (“Novartis”), which amended the terms of the License Agreement dated April 6, 2018 (the “Original Agreement”), as amended by that certain First Amendment to License Agreement effective as of March 30, 2022 (“Amendment” and together with the Original Agreement, the “Agreement”) and that certain Promissory Note dated April 6, 2018, which was re-issued by Allarity Therapeutics Denmark ApS (“Allarity Denmark,” or “OV-SPV2”), a subsidiary of Allarity Europe, in favor of Novartis on March 30, 2022, to modify the terms and timing of the Outstanding Milestone Payment (as defined in the Second Amendment). The Second Amendment became effective upon receipt by Novartis of the first portion of the Outstanding Milestone Payment, which was made on or about September 28, 2022.

Under Clause 7.2 of the Original Agreement, the Company agreed to pay Novartis a milestone payment in one lump sum (“Third Milestone Payment”) upon submission of the first NDA with the FDA for a Licensed Product in the United States (the “Third Milestone”). The Second Amendment restructured the terms of the Third Milestone Payment to an installment plan (with the final installment due in 2023), allowing the Company more time to make the Third Milestone Payment.

In addition, the Second Amendment amended (1) Clause 1.1 of the Agreement to include the definitions of Financing Transaction, Phase 1 Clinical Trial and Phase 1b/2 Clinical Trial, (2) Clause 2.1 of the Agreement to clarify that the Company would not be permitted to sublicense any rights granted to the Company prior to completion of a Phase II Clinical Trial without the prior written consent of Novartis, and (3) Clause 7.3 to provide for the acceleration of certain milestone payments in the event the Company enters into a Financing Transaction (as defined in the Second Amendment). If all milestones under the Second Amendment are achieved, the Company may be obligated to pay Novartis up to a maximum of $26.5 million.

The Original Agreement, First Amendment and the Note are filed as Exhibit 10.7 to our Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) on August 20, 2021, and Exhibits 10.1 and 10.2 to our Current Report on Form 8-K filed with the SEC on April 18, 2022, respectively. The foregoing description of the Second Amendment does not purport to be complete and is qualified in its entirety by reference to the Second Amendment, a copy of which is filed herewith as Exhibit 10.1 and is incorporated herein by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information disclosed in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 2.03.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit	Exhibit Description
10.1†	Second Amendment to License Agreement
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	In accordance with Item 601 of Regulation S-K, certain portions of this exhibit will be omitted because they are not material and would likely cause competitive harm to the registrant if disclosed. The registrant agrees to provide an unredacted copy of the exhibit on a supplemental basis to the SEC or its staff upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Allarity Therapeutics, Inc.

	By:	/s/ James G. Cullem
James G. Cullem Chief Executive Officer

Dated: September 30, 2022

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